July 2, 2010

Ms. Kathryn McHale
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Financial Institutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 0-13888

Dear Ms. McHale:

Please accept this letter in response to your letter dated June 29, 2010 regarding your review of the document listed above. Pursuant to your request, the following responses address the items of concern in your letter.

Form 10-K for the Year Ended December 31, 2009

Directors, Executive Officers and Corporate Governance, page 105
Election of Directors and Information With Respect to Board of Directors, page 1 of proxy statement on Schedule 14A

1.	In future filings, please revise to provide a discussion, for each director and nominee, of the specific experience and qualifications, that leads to the conclusion that the individual should serve as a director of the company.

Response: We will revise future filings to include a discussion of the specific experience and qualifications for each director and nominee that leads to the conclusion that the individual should serve as a director of the company pursuant to Item 401(e)(1) of Regulation S-K.

Corporate Governance information, page 4 of proxy statement on Schedule 14A

2.	In future filings, please revise to clarify how the Executive, Nominating and Governance Committee considers diversity in identifying nominees for director.

Response: We will revise future filings to better clarify how the company considers diversity in nominating directors pursuant to Item 407 (c)(2)(vi) of Regulation S-K.

220 Liberty Street • P.O. Box 227 • Warsaw, NY 14569-0227 • Tel (585) 786-1100 • Fax (585) 786-5254 • www.fiiwarsaw.com

3.	With respect to your retention of Almalfi Consulting, LLC, please disclose in future filings the information required under Item 407 (e)(3)(iii) of Regulation S-K, or tell us why such disclosure is not required.

Response: We will revise future filings to better disclose the nature and scope of our engagement with consultants pursuant to the information required under Item 407 (e)(3)(iii) of Regulation S-K.

4.	In future filings, please disclose the information required under Item 407(h) of Regulation S-K regarding board leadership structure.

Response: We will revise future filings to include a more descriptive narrative of our board leadership structure pursuant to Item 407 (h) of Regulation S-K.

Certain Relationships and Related Party Transactions, and Director Independence, page 105
Certain Relationships and Related Party Transactions, page 26 of proxy statement on Schedule 14A

5.	It is not clear from your disclosure whether there are currently outstanding loans to related persons above the threshold amount. If yes, please revise your disclosure in future filings to include, if accurate, all three representations found in Instruction 4(c) to Item 404(a) of Regulation S-K, including the statement that such loans were made “on substantially the same terms...as those of comparable transactions prevailing at the time with other persons not related to” the company.

Response: We will revise future filings to more clearly disclose our transactions with related parties as well all three representations in Instruction 4(c) to Item 404(a) of Regulation S-K.

Additionally, in connection with this response to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Peter G. Humphrey

Peter G. Humphrey,
President and Chief Executive Officer
Financial Institutions, Inc.